SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Safety Insurance Holdings, Ltd.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

G02995101

(CUSIP Number)

Paul Rivett

Vice President, Operations

Fairfax Financial Holdings Limited

95 Wellington Street West, Suite 800

Toronto, Ontario, M5J 2N7

Tel: (416) 367-4941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- With a copy to -

Mile T. Kurta

Torys LLP

1114 Avenue of the Americas, 23rd Floor

New York, New York, 10036

Tel: (212) 880-6363

June 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13D

CUSIP No. G02995101

1	Names of Reporting Persons V. PREM WATSA
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,236,214
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,236,214
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. G02995101

1	Names of Reporting Persons 1109519 ONTARIO LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,236,214
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,236,214
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. G02995101

1	Names of Reporting Persons THE SIXTY TWO INVESTMENT COMPANY LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BRITISH COLUMBIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,236,214
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,236,214
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. G02995101

1	Names of Reporting Persons 810679 ONTARIO LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,236,214
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,236,214
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person CO

SCHEDULE 13D

CUSIP No. G02995101

1	Names of Reporting Persons FAIRFAX FINANCIAL HOLDINGS LIMITED
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,236,214
	9	Sole Dispositive Power
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,236,214
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.6%
14	Type of Reporting Person CO

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common shares, $0.01 par value (the “Shares”), of American Safety Insurance Holdings, Ltd. (“ASI” or the “Company”), a Bermuda exempted company. The Shares are listed on the New York Stock Exchange. The address of the principal executive office of ASI is 31 Queen Street, 2nd Floor, Hamilton HM 11, Bermuda.

Item 2.	Identity and Background.

This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):

1.	V. Prem Watsa, an individual, is a citizen of Canada and is the Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5.	Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7.

Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679 or Fairfax that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of each of the Reporting Persons is set forth in Annex A, B, C or D as the case may be, and such Annexes are incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.

During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the executive officers or directors of such Reporting Person have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The total consideration to be paid in connection with the Merger described in Item 4 below is estimated to be approximately $306 million plus expenses. Fairfax intends to finance the Merger with cash on hand.

Item 4.	Purpose of Transaction.

On June 2, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Fairfax and Fairfax Bermuda Holdings Ltd., a Bermuda exempted company and an indirect wholly-owned Subsidiary of Fairfax (“Merger Sub”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and an indirect wholly-owned subsidiary of Fairfax (the “Merger”).

The Merger Agreement provides that at the effective time of the Merger (the “Effective Time”), each outstanding Shares, other than Shares held in the Company’s treasury or owned by Fairfax, Merger Sub or any direct or indirect wholly-owned subsidiary of Fairfax, or owned by any shareholders who are entitled to and who properly exercise appraisal rights under Bermuda law, will be cancelled and converted into the right to receive $29.25 in cash, without interest (the “Merger Consideration”) and less any applicable withholding taxes. At the Effective Time, each option to purchase Shares granted under the Company’s equity plans that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested or exercisable, shall become fully vested and exercisable, and all restricted shares granted under the Company’s equity plans shall become fully vested and transferable and all restrictions on such restricted shares shall lapse. Each holder of an option that is outstanding and unexercised as of the Effective Time and has an exercise price per Share that is less than the per Share Merger Consideration shall be entitled to receive in exchange for the cancellation of such option an amount in cash equal to the product of (i) the difference between the per Share Merger Consideration and the applicable exercise price of such option and (ii) the aggregate number of Shares that remain issuable upon exercise of such option, subject to applicable withholding requirements.

The Company has made customary representations, warranties and covenants in the Merger Agreement, which generally expire at the Effective Time. Subject to certain exceptions set forth in the Merger Agreement, the Company has agreed not to (i) solicit, encourage or initiate any inquiries or the implementation or submission of any proposal that constitutes or could reasonably be expected to lead to, any Acquisition Proposal (as defined in the Merger Agreement), (ii) engage in, continue or otherwise participate in discussions or negotiations regarding, or furnish to any person any non-public information in connection with, any Acquisition Proposal, (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or (iv) enter into any agreement with respect to any Acquisition Proposal.

The consummation of the Merger is subject to various conditions, including approval and adoption of the Merger Agreement and the Merger by the Company’s shareholders, expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, receipt of certain insurance regulatory approvals and other customary closing conditions. The consummation of the Merger is not subject to a financing condition. The companies expect to close the transaction during the fourth quarter of 2013.

The Merger Agreement contains termination rights for both the Company and Fairfax, including (i) the right of either party to terminate if the Effective Time has not occurred on or before the End Date (as defined in the Merger Agreement), provided that either party may extend such date by an additional three months under certain circumstances; and (ii) the right of the Company to enter into an agreement with respect to a Superior Proposal (as defined in the Merger Agreement) if the Company complies with certain notice and other requirements set forth in the Merger Agreement, including paying Fairfax a termination fee of $9,186,000.

The Merger Agreement provides that upon termination of the Merger Agreement under certain specified circumstances, including termination by Fairfax if the Company’s Board of Directors changes its recommendation to the Company’s shareholders that they adopt the Merger Agreement and approve the Merger, the Company will be required to pay Fairfax a termination fee of $9,186,000. Upon the termination of the Merger Agreement under certain other circumstances, the Company will be required to reimburse Fairfax for its transaction expenses up to a maximum amount of $1.5 million.

The parties to the Merger Agreement are entitled to specific performance of the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled.

A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated by reference into this Item 4. The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement.

In connection with the execution and delivery of the Merger Agreement by the Company and Fairfax, the Company’s directors, certain of its executive officers and certain relatives and related family trusts of such directors and executive officers (collectively, the “Signing Shareholders”), each solely in his capacity as shareholder of the Company, entered into voting agreements with Fairfax (the “Voting Agreements”) with respect to their respective Shares. Such Shares (together with any Shares acquired by the Signing Shareholders on or after the date of the Voting Agreements, the “Voting Shares”) totaled 1,236,214 (of which 234,913 Shares represent options to purchase Shares exercisable within 60 days of June 6, 2013) and constitute approximately 12.6% of the total issued and outstanding Shares as of June 6, 2013. Prior to the occurrence of a Change in Board Recommendation (as defined in the Merger Agreement) or the termination of each Voting Agreement, the Signing Shareholders have each (i) agreed to vote, or cause to be voted, the Voting Shares in favor of the adoption of the Merger Agreement and approval of the Merger, against any action, agreement or transaction (other than the adoption of the Merger Agreement or the approval of the Merger) or proposal, including any “Acquisition Proposal” (as defined in the Merger Agreement), that would reasonably be expected to result in a breach of any material covenant, representation or warranty or any other material obligation or agreement of the Company under the Merger Agreement or that would reasonably be expected to result in any of the conditions to the Company’s obligations under the Merger Agreement not to be fulfilled, and in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and (ii) irrevocably appointed Fairfax and each executive officer of Fairfax as the sole and exclusive attorneys-in-fact and proxies to vote the Voting Shares in accordance with the foregoing if the Signing Shareholders fail to do so.

In the Voting Agreements, the Signing Shareholders have agreed not to, on or after the date of the Voting Agreements, among other things, sell, assign, transfer, lien, pledge, dispose of or otherwise encumber any Voting Shares, deposit any Voting Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxies or power of attorney with respect to the Voting Shares that is inconsistent with the Voting Agreement. The Signing Shareholders also have agreed not to take any action that the Company is prohibited from taking under the Merger Agreement with respect to the solicitation of alternative transaction proposals. The Voting Agreements will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time of the Merger.

The Voting Agreements are filed as Exhibits 2 through 15 hereto and are incorporated by reference into this Item 4. The foregoing description of the Voting Agreements and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Voting Agreements.

The Merger would result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition of additional securities of ASI, a merger or other extraordinary transaction involving ASI, changes to ASI’s charter, by-laws or instruments corresponding thereto, the delisting of the Shares from the New York Stock Exchange and the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and could result in a change to the present capitalization or dividend policy of ASI.

Concurrently with the execution and delivery of the Merger Agreement by the Company and Fairfax, Tower Group International, Ltd. (“Tower”) entered into a stock purchase agreement with Fairfax (the “Purchase Agreement”) pursuant to which, upon the consummation of the Merger, Fairfax intends to sell, and Tower intends to buy, all of Fairfax’s interest in and title to all of the issued and outstanding common shares of American Safety Reinsurance, Ltd., a Bermuda-based reinsurance subsidiary of the Company (“ASR”). The sale of ASR is not a condition to the Merger, however it is subject to regulatory approvals and to the consummation of the Merger.

Item 5.	Interest in Securities of the Issuer.

(a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(b) The numbers of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

(c) Except as otherwise disclosed herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C or D beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following is filed herewith as an exhibit:

Ex. 1	Agreement and Plan of Merger, dated as of June 2, 2013, by and among Fairfax Financial Holdings Limited, Fairfax Bermuda Holdings Ltd. and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Fairfax (File No. 001-14795) on June 5, 2013)

Ex. 2	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and David V. Brueggen

Ex. 3	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Harris K. Chorney

Ex. 4	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Stephen R. Crim

Ex. 5	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Lawrence I. Geneen

Ex. 6	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Mark W. Haushill

Ex. 7	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Ambuj Jain

Ex. 8	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Nicholas J. Pascall

Ex. 9	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Joseph D. Scollo, Jr.

Ex. 10	Voting Agreement, dated as of June 2, 2013, among Fairfax Financial Holdings Limited, Cody W. Birdwell and The Cody Birdwell Family Limited Partnership

Ex. 11	Voting Agreement, dated as of June 2, 2013, among Fairfax Financial Holdings Limited, Thomas W. Mueller and The Mark C. Mueller Trust

Ex. 12	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Steven L. Groot

Ex. 13	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and The Thomas W. Mueller Trust

Ex. 14	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Lisbeth Lee Crim

Ex. 15	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Randolph L. Hutto

Ex. 16	Joint filing agreement dated as of June 11, 2013 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited and Fairfax Financial Holdings Limited.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2013

V. Prem Watsa

/s/ V. Prem Watsa

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2013

1109519 Ontario Limited

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa Title: President

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2013

The Sixty Two Investment Company Limited

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa Title: President

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2013

810679 Ontario Limited

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa Title: President

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2013

Fairfax Financial Holdings Limited

By:	/s/ V. Prem Watsa
Name: V. Prem Watsa Title: Chief Executive Officer

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

1109519 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF

THE SIXTY TWO INVESTMENT COMPANY LIMITED

The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF

810679 ONTARIO LIMITED

The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary)	Vice President, Corporate Affairs, and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

ANNEX D

DIRECTORS AND EXECUTIVE OFFICERS OF

FAIRFAX FINANCIAL HOLDINGS LIMITED

The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship
V. Prem Watsa (Chairman and Chief Executive Officer)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Anthony Griffiths (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Robert Gunn (Director)	Independent Business Consultant Toronto, Ontario, Canada	Canadian

Brandon W. Weitzer (Director)	Dean, School of Risk Management St. John’s University 101 Murray Street New York, NY 10007	United States

Alan D. Horn (Director)	Chairman, Rogers Communications Inc. and President and Chief Executive Officer, Rogers Telecommunications Limited Toronto, Ontario, Canada	Canadian

John R. V. Palmer (Director)	Chairman of the Toronto Leadership Centre 65 Queen Street West, Suite 1240 Toronto, ON M5H 2M5

Timothy R. Price (Director)	Chairman of Brookfield Funds, division of Brookfield Asset Management Inc. Brookfield Place, Suite 300 181 Bay Street Toronto, ON M5J 2T3	Canadian

John Varnell (Vice President, Corporate Development)	Vice President, Corporate Development, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Vice President, Corporate Affairs and Corporate Secretary)	Vice President, Corporate Affairs, and Corporate Secretary, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Paul Rivett (Vice President, Operations)	Vice President, Operations, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Bradley P. Martin (Vice President, Strategic Investments)	Vice President, Strategic Investments, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

David Bonham (Vice President and Chief Financial Officer)	Vice President and Chief Financial Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Peter Clarke (Vice President and Chief Risk Officer)	Vice President and Chief Risk Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Jean Cloutier (Vice President, International Operations)	Vice President, International Operations, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Vinodh Loganadhan (Vice President, Administrative Services)	Vice President, Administrative Services, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	United States

Exhibit Index

Exhibit No.	Description

Ex. 1	Agreement and Plan of Merger, dated as of June 2, 2013, by and among Fairfax Financial Holdings Limited, Fairfax Bermuda Holdings Ltd. and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Fairfax (File No. 001-14795) on June 5, 2013)

Ex. 2	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and David V. Brueggen

Ex. 3	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Harris K. Chorney

Ex. 4	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Stephen R. Crim

Ex. 5	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Lawrence I. Geneen

Ex. 6	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Mark W. Haushill

Ex. 7	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Ambuj Jain

Ex. 8	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Nicholas J. Pascall

Ex. 9	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Joseph D. Scollo, Jr.

Ex. 10	Voting Agreement, dated as of June 2, 2013, among Fairfax Financial Holdings Limited, Cody W. Birdwell and The Cody Birdwell Family Limited Partnership

Ex. 11	Voting Agreement, dated as of June 2, 2013, among Fairfax Financial Holdings Limited, Thomas W. Mueller and The Mark C. Mueller Trust

Ex. 12	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Steven L. Groot

Ex. 13	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and The Thomas W. Mueller Trust

Ex. 14	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Lisbeth Lee Crim

Ex. 15	Voting Agreement, dated as of June 2, 2013, between Fairfax Financial Holdings Limited and Randolph L. Hutto

Ex. 16	Joint filing agreement dated as of June 11, 2013 between V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited and Fairfax Financial Holdings Limited.